Filed Pursuant to Rule 433
Registration No. 333-172528
May 18, 2011

PRICING TERM SHEET
(To Preliminary Prospectus Supplement dated May 18, 2011)
Issuer:	Alabama Power Company
Security:	Series 2011C 5.200% Senior Notes due June 1, 2041
Expected Ratings:*	A2/A/A+ (Moody’s/Standard & Poor’s/Fitch)
Size:	$250,000,000
Initial Public Offering Price:	99.863%
Maturity Date:	June 1, 2041
Treasury Benchmark:	4.750% due February 15, 2041
US Treasury Yield:	4.259%
Spread to Treasury:	+95 basis points
Re-offer Yield:	5.209%
Coupon:	5.200%
Make-Whole Call:	T+15 basis points
Interest Payment Dates:	June 1 and December 1 of each year, beginning December 1, 2011
Denominations:	$1,000 and any integral multiple thereof
CUSIP:	010392 FF0
Trade Date:	May 18, 2011
Expected Settlement Date:	May 24, 2011 (T+4)
Joint Book-Running Managers:	Citigroup Global Markets Inc. Goldman, Sachs & Co. J.P. Morgan Securities LLC Merrill Lynch, Pierce, Fenner & Smith Incorporated
Co-Managers:	BB&T Capital Markets, a division of Scott & Stringfellow, LLC Loop Capital Markets LLC Morgan Keegan & Company, Inc. U.S. Bancorp Investments, Inc. Cabrera Capital Markets, LLC

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.
The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Alabama Power Company collect at 1-205-257-2714, Citigroup Global Markets Inc. toll free at 1-877-858-5407, Goldman, Sachs & Co. toll free at 1-866-471-2526, J.P. Morgan Securities LLC collect at 1-212-834-4533 or Merrill Lynch, Pierce, Fenner & Smith Incorporated toll free at 1-800-294-1322.